UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 14D-9

(RULE 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT UNDER

SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

D.E MASTER BLENDERS 1753 N.V.

(Name of Subject Company)

D.E MASTER BLENDERS 1753 N.V.

(Name of Person(s) Filing Statement)

Ordinary Shares, nominal value €0.12 per share

(Title of Class of Securities)

N/A

(CUSIP Number of Class of Securities)

Robin Jansen

Oosterdoksstraat 80

1011 DK Amsterdam

The Netherlands

+31 20 558 1014

(Name, Address and Telephone Number of Person Authorized to Receive

Notice and Communications on Behalf of the Person(s) Filing Statement)

With copies to:

A. Peter Harwich	Onno van Klinken
Allen & Overy LLP	General Counsel & Secretary
1221 Avenue of the Americas	Oosterdoksstraat 80
New York, New York 10020	1011 DK Amsterdam
+1 (212) 610-6300	The Netherlands
+31 20-558-1753

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Schedule 14D-9 contains the following joint press release relating to the proposed acquisition of D.E Master Blenders 1753 N.V by Oak Leaf B.V.:

1.	Press release dated April 12, 2013

2

This is a joint press release by D.E MASTER BLENDERS 1753 N.V. and Oak Leaf B.V. pursuant to the provisions of Section 5, paragraph 1 and Section 7, paragraph 4 of the Netherlands Decree on Public Takeover Bids (Besluit openbare biedingen Wft) in connection with the intended public offer by Oak Leaf B.V. for all the issued and outstanding ordinary shares in the capital of D.E MASTER BLENDERS 1753 N.V. This announcement does not constitute an offer, or any solicitation of any offer, to buy or subscribe for any securities in D.E MASTER BLENDERS 1753 N.V. As more fully described below under “Important Information for Shareholders”, any offer will be made only by means of an offer memorandum. This announcement is not for release, publication or distribution, in whole or in part, in or into, directly or indirectly, Canada and Japan.

Press Release

Joh. A. Benckiser-led investor group intends to make a recommended cash offer of € 12.50 per ordinary share of D.E MASTER BLENDERS 1753

Transaction highlights

•	Investor group led by JAB and DEMB have reached conditional agreement on a recommended full public offer for D.E MASTER BLENDERS 1753 of € 12.50 (cum dividend) in cash per ordinary share

•	The Offer price represents a 36% premium to D.E MASTER BLENDERS 1753’s volume-weighted average closing price for the 3 months up to and including March 27, 2013

•	The Board of D.E MASTER BLENDERS 1753 fully supports and unanimously recommends the Offer

•	The JAB led investor group considers D.E MASTER BLENDERS 1753 the ideal platform for organic growth and acquisitions in the fast-moving consumer goods coffee and tea sector

•	JAB underlines DEMB’s strategy to invest in product quality, innovation and key brands to drive above average industry growth

•	Identity of D.E MASTER BLENDERS 1753 maintained:

•	Company’s headquarters and global R&D center to remain in the Netherlands

•	All manufacturing facilities in the Netherlands remain operational

•	Committed financing in place

Amsterdam / Haarlem, April 12, 2013 – Oak Leaf B.V. (the “Offeror”), a newly incorporated company that is wholly owned by a Joh. A. Benckiser (“JAB”) led investor group (the “JAB Investor Group”) and D.E MASTER BLENDERS 1753 N.V. (“D.E MASTER BLENDERS 1753”, “DEMB” or the “Company”) jointly announce that they have reached conditional agreement in connection with a public offer by the Offeror for all issued and outstanding ordinary shares in the capital of D.E MASTER BLENDERS 1753 at an offer price of € 12.50 (cum dividend) in cash for each D.E MASTER BLENDERS 1753 ordinary share (on a fully diluted basis), subject to customary conditions (the “Offer”).

Commenting on the proposed offer, Norman Sorensen, non-executive Chairman of the Board of D.E MASTER BLENDERS 1753 said: “After having carefully and diligently assessed JAB’s offer, resulting in today’s intended offer, the Board fully supports and unanimously recommends this offer to the shareholders for acceptance. The offer price is a clear reflection of the value DEMB represents. The fact that JAB will use DEMB as a platform for further growth and has guaranteed to keep its headquarters, R&D and major production sites in the Netherlands, gives the Board confidence that this offer is in the best interest of employees, shareholders and all other stakeholders.”

Commenting on the proposed offer, Jan Bennink, interim CEO of D.E MASTER BLENDERS 1753 said: “About two years ago, we set out to create a leading pure play coffee and tea company, spinning off from Sara Lee with an ambitious strategy for growth. Today’s announcement confirms the value of what has been achieved to-date and the high potential of the platform we have built for the future. JAB’s intended offer is testimony to the strength of DEMB’s brands, their leading market positions and the promising strategy and innovation pipeline the company has developed. Within the proposed new ownership structure, DEMB will be central to the creation of one of the world’s leading coffee and tea companies. This will provide additional opportunities to expand our product portfolio enhance our competitive position and create new opportunities for our employees. This combination of benefits and opportunities presents a very attractive proposition for all of our stakeholders, including our employees and shareholders.”

Commenting today, Bart Becht, Chairman of Joh. A. Benckiser said: “We are extremely pleased with our intended offer to acquire D.E MASTER BLENDERS 1753. We believe DEMB has a very strong management team, fantastic brands and enormous expertise and potential in the coffee and tea categories. JAB and its partners intend to use DEMB as their platform for both organic growth as well as acquisitions in the fast moving consumer goods coffee and tea categories. JAB is very happy with management’s current strategy of investing in the quality and innovation of DEMB’s key brands, to drive above industry average growth. While JAB and its partners will be active shareholders, DEMB will be managed by a dedicated management team, as JAB as a matter of policy and practice does not involve itself in running the operations in its companies. We will look forward to working with DEMB’s management and employees to achieve a smooth transition of the company to its new owners. As part of this JAB has given a firm commitment to keep DEMB’s HQ, R&D and plant facilities in the Netherlands.”

Strategic rationale

The intended Offer is driven by the significant growth opportunities JAB and its partners see in the global coffee and tea category and the strategy D.E MASTER BLENDERS 1753 has set out to become a leading pure play coffee and tea company. Following a strategic review of the coffee and tea categories earlier this year, the Offeror has concluded that DEMB represents an ideal platform to grow in these fast moving categories. The JAB Investor Group members share a similar philosophy of long-term investments in premium quality consumer brand companies. D.E MASTER BLENDERS 1753 will therefore act as the growth platform for further growth organically and through acquisitions in the fast moving consumer goods coffee and tea sector. In line with management’s current strategy, the JAB Investor Group believes D.E MASTER BLENDERS 1753 can drive above industry average growth by investing in product quality and innovation of the Company’s key brands.

D.E MASTER BLENDERS 1753 will continue to be a separate legal entity. Headquarters, including the relevant head office functions and the Company’s center of management will remain in Amsterdam, the Netherlands. The Company’s global R&D center will also remain in the Netherlands. In addition, the Offeror will keep all of the Company’s manufacturing facilities that are currently in the Netherlands operational.

Financing of the Offer

The intended Offer values 100% of the issued and outstanding DEMB shares at approximately € 7.5 bn (on a fully diluted basis). The Offeror will finance the intended Offer through a combination of approximately € 3 bn of debt and approximately € 4.9 bn of equity. In this respect, the Offeror has, subject to customary conditions, secured fully committed debt financing from its arrangers Banc of America Securities Limited, Citibank, N.A., London Branch, Rabobank International and Morgan Stanley Bank International Limited, and has entered into binding documentation with such arrangers.

In addition, the Offeror has secured fully committed equity financing from the JAB Investor Group members JAB Forest B.V., BDT Oak Acquisition Vehicle, L.P. (an investor group led by BDT Capital Partners), Société Familiale d’Investissements S.A. and entities advised by Quadrant Capital Advisors, Inc., and has entered into binding equity commitment letters with such members or their affiliates.

Irrevocable commitments have been obtained from all holders of the US Private Placement notes issued by D.E MASTER BLENDERS 1753’s wholly-owned subsidiary DE US, Inc. (“USPP”) to transfer such notes to an affiliate of the Company subject to settlement of the Offer, following which these USPP notes shall be cancelled.

Full support and unanimous recommendation from the Board of D.E MASTER BLENDERS 1753

Since the initial expression of interest from JAB, a transaction committee consisting of Norman Sorensen and Rob Zwartendijk (both non-executive members of the Board of D.E MASTER BLENDERS 1753 (the “Board”), Jan Bennink (interim CEO), Michel Cup (CFO), Tom Hansson (Head of Strategy) and Onno van Klinken (General Counsel and Corporate Secretary) was formed and, together with all key external professional financial and legal advisers, they have conducted conference calls and meetings on a very frequent basis to discuss the intended Offer. The Board has held various meetings with and without the executive Board member or members of the executive committee being present. The decision to enter into the conditional agreement for the intended Offer was made by the full Board after ample deliberation including consultation with its key advisers.

After due and careful consideration, the Board believes that this intended Offer provides a fair price to the shareholders and is in the best interests of the Company and all its stakeholders. Each of Lazard B.V. and Goldman Sachs International has issued a fairness opinion to the Board to the effect that, as of 12 April 2013 and based upon and subject to the factors and assumptions set forth in their respective opinions, the intended Offer price of € 12.50 in cash per ordinary share is fair from a financial point of view to the shareholders of D.E MASTER BLENDERS 1753 (other than the investor group and their respective affiliates). With reference to the above, the Board has agreed to fully support and unanimously recommend the intended Offer for acceptance to the shareholders of D.E MASTER BLENDERS 1753.

Irrevocable commitments

Shares previously accumulated by an affiliate of JAB amounting to a 15.05% stake in the outstanding ordinary shares in D.E MASTER BLENDERS 1753 have been irrevocably committed to the Offeror. Furthermore, the individual Board members holding shares in D.E MASTER BLENDERS 1753 will tender all their shares under the Offer.

Employees and corporate governance

The Offeror recognizes that D.E MASTER BLENDERS 1753’s employees will play a pivotal role in the future of the Company and they will be treated accordingly. Current employee consultation procedures, such as the works council established at the level of Koninklijke Douwe Egberts B.V., will be respected. Furthermore, all existing rights and benefits of the Company’s employees, including pension rights, will be respected.

D.E MASTER BLENDERS 1753 will maintain its commitment to sustainable development and sustainable sourcing. The Douwe Egberts Foundation (or its successor) and its activities will remain, in form and substance, intact.

The Company will maintain its current one-tier board structure, with executive and non-executive members. After successful completion of the Offer, the proposed Board will include Bart Becht (Chairman), Peter Harf, Olivier Goudet, Alexandre Van Damme, Byron Trott and Alejandro Santo Domingo as non-executive members. The Company’s management will be represented on the Board by Michel Cup (CFO) and the new CEO to be appointed.

The Board has negotiated that, after the Offer, D.E MASTER BLENDERS 1753 will remain properly financed to safeguard business continuity.

Enforcement of certain non-financial commitments is provided for via the supervisory board of Koninklijke Douwe Egberts B.V.

Pre-Offer and Offer conditions

The commencement of the intended Offer is subject to the satisfaction or waiver of pre-Offer conditions customary for a transaction of this kind, including:

(i)	the required works council consultation procedures and other employee related notification procedures having been completed with respect to the Offer and the financing thereof,

(ii)	clearance of the Offer Memorandum, Schedule TO and Schedule 14D-9 (collectively the “Offer Memorandum”) by the competent authorities,

(iii)	no revocation or change of the recommendation by the Board,

(iv)	the members of the Board shall not have taken any action that frustrates the Offer,

(v)	no public announcement of a superior offer or mandatory offer by a third party,

(vi)	no material breach of the merger protocol having occurred,

(vii)	the USPP tender agreements with the holders of the Company’s USPP notes shall be in full force and effect,

(viii)	the supervisory board of Koninklijke Douwe Egberts B.V. having approved the financing of the Offer,

(ix)	no material adverse change having occurred,

(x)	no notification having been received from the Netherlands Authority for the Financial Markets (the “AFM”) that preparations of the Offer are in breach of the offer rules, and

(xi)	no order, stay, judgment, decree or suit having been issued or initiated by a governmental authority prohibiting or materially delaying the transaction.

If and when made, the consummation of the Offer will be subject to the satisfaction or waiver of the following Offer conditions:

(i)	a minimum acceptance of 95% of the D.E MASTER BLENDERS 1753 issued and outstanding ordinary shares on a fully diluted basis,

(ii)	relevant competition clearances for the Offer having been obtained,

(iii)	no revocation or change of the recommendation by the Board,

(iv)	the members of the Board shall not have taken any action that frustrates the Offer,

(v)	the EGM (as defined below) of the Company having adopted certain resolutions,

(vi)	no material breach of the merger protocol having occurred,

(vii)	the USPP tender agreements with the holders of the Company’s USPP notes being in full force and effect,

(viii)	the supervisory board of Koninklijke Douwe Egberts B.V. not having revoked its approval of the financing of the Offer,

(ix)	no material adverse change having occurred,

(x)	no notification having been received from the AFM that preparations of the Offer are in breach of the offer rules, and

(xi)	no order, stay, judgment, decree or suit having been issued or initiated by a governmental authority prohibiting or materially delaying the transaction.

The Offeror can waive the Offer condition of 95% acceptance of the D.E MASTER BLENDERS 1753 ordinary shares, unless the acceptance level is below 66.67% in which latter event prior approval of D.E MASTER BLENDERS 1753 is required.

Superior Offer

The Offeror and D.E MASTER BLENDERS 1753 may terminate the merger protocol in the event of a written and binding unsolicited proposal by a bona fide third party involving a public offer for all of the shares, a sale of all or substantially all of the Company’s business or any other transaction that could result in a change of control of the Company or of all or substantially all of the Company’s business, which, in either case, in the reasonable opinion of the Board, after having considered advice of the Company’s outside counsel and financial advisers and observing its obligations under Dutch law, is more beneficial to the Company and its stakeholders than the Offer as contemplated in the merger protocol, taking into account all economic and non-economic terms and conditions of such proposal, including expected timing, the nature and amount of consideration for the shares, and the likelihood of consummation, provided that the consideration per share exceeds the Offer price by 7.5% (a “Superior Offer”).

In the event of a Superior Offer, the Offeror will be given the opportunity to match such offer, in which case the merger protocol may not be terminated by D.E MASTER BLENDERS 1753.

D.E MASTER BLENDERS 1753 has entered into customary undertakings not to solicit third party offers. On termination of the merger protocol on account of a Superior Offer, a material breach of the merger protocol by DEMB, or a revocation or change of the recommendation of the Board other than in accordance with the merger protocol, DEMB will forfeit a termination fee to the Offeror equal to € 50 mln.

On termination of the merger protocol because of the condition relating to competition clearance not being satisfied or waived, a material breach of the merger protocol by the Offeror or due to a lack of debt financing despite the fulfillment of the Offeror’s obligation to obtain such debt financing, the Offeror will forfeit a reverse termination fee to D.E MASTER BLENDERS 1753 equal to € 150 mln.

Next steps

The Offeror and D.E MASTER BLENDERS 1753 will seek to obtain all the necessary approvals and competition clearances as soon as practicable. The required advice and consultation procedures with the relevant works councils and unions will be commenced expeditiously.

The Offeror intends to launch the intended Offer as soon as practically possible and in accordance with the applicable statutory timetable and other requirements. The Offer Memorandum is expected to be published and the Offer is expected to commence in the second quarter of calendar year 2013. D.E MASTER BLENDERS 1753 will hold an informative Extraordinary General Meeting of Shareholders at least 6 business days before closing of the offer period in accordance with Section 18, paragraph 1 of the Decree (the “EGM”).

In view of this announcement, the extraordinary general meeting of shareholders of D.E MASTER BLENDERS 1753 that was convened for Wednesday April 17, 2013 is cancelled.

Advisers

Lazard is acting as lead financial adviser to D.E MASTER BLENDERS 1753 in connection with the Offer; Goldman Sachs International and JP Morgan are also financial advisers to D.E MASTER BLENDERS 1753. Allen & Overy LLP and De Brauw Blackstone Westbroek N.V. are acting as legal counsel to DEMB.

Leonardo & Co. B.V., BDT & Company, LLC, Bank of America Merrill Lynch and Rabobank/Rothschild are acting as financial advisers to the Offeror. Citigroup Global Markets, Inc. and Morgan Stanley & Co. International plc are acting as financial advisers to JAB. BDT & Company, LLC also acted as equity placement agent for the Offeror. Stibbe N.V. and Skadden, Arps, Slate, Meagher & Flom LLP are acting as legal counsel to JAB.

For more information

D.E MASTER BLENDERS 1753
Contact	Investor Relations	Corporate Communications
	Robin Jansen	Michiel Quarles van Ufford
	+31 20 558 1014	+31 20 558 1080
	investor-relations@DEMB.com	media-relations@DEMB.com

The Offeror
Contact	European Media: Hill+Knowlton Strategies	US Media: Abernathy McGregor Group
	Ingo Heijnen or Sabine Post	Tom Johnson
	+31 20 404 47 07	+1 212 371-5999

Important Information for Shareholders

The information in this press release is not intended to be complete and for further information explicit reference is made to the Offer Memorandum, which is expected to be published in the second quarter of calendar year 2013. The Offer Memorandum will contain details of the intended Offer.

This announcement is neither an offer to purchase nor a solicitation of an offer to sell securities, including shares in D.E MASTER BLENDERS 1753. The public offer for the outstanding ordinary shares of D.E MASTER BLENDERS 1753 described in this announcement has not commenced. At the time the Offer is commenced, the Offeror will file a Schedule TO Tender Offer Statement with the U.S. Securities and Exchange Commission (the “SEC”), and D.E MASTER BLENDERS 1753 will file a Schedule 14D-9 Solicitation/Recommendation Statement with respect to the Offer.

The Tender Offer Statement (including an offer memorandum (containing information required by the AFM as well as by the SEC), a related letter of transmittal and other offer documents) and the Solicitation/Recommendation Statement, as they may be amended from time to time, will contain important information that should be read carefully before any decision is made with respect to the Offer. Those materials and other documents filed by the Offeror or filed or furnished by D.E MASTER BLENDERS 1753 with the SEC will be available at no charge on the SEC’s web site at www.sec.gov. In addition, investors and shareholders will be able to obtain free copies of these materials filed by D.E MASTER BLENDERS 1753 by contacting Investor Relations by mail at Oosterdokstraat 80, 1011 DK Amsterdam, The Netherlands, by email at investor-relations@demb.com or by telephone at +31 20 558 1015.

The distribution of this press release may in some countries, including without limitation Canada and Japan, be restricted by law or regulation. Accordingly, persons who come into possession of this document should inform themselves of and observe these restrictions.

To the fullest extent permitted by applicable law, the Offeror and D.E MASTER BLENDERS 1753 disclaim any responsibility or liability for the violation of any such restrictions by any person. Any failure to comply with these restrictions may constitute a violation of the securities laws in one or more of those jurisdictions. Neither the Offeror, nor D.E MASTER BLENDERS 1753, nor any of their advisers assumes any responsibility for any violation by any person of any of these restrictions. Any D.E MASTER BLENDERS 1753 shareholder who is in any doubt as to his/her position should consult an appropriate professional adviser without delay. This announcement is not to be published or distributed in or to Canada and Japan.

Forward looking statements

This press release may include “forward-looking statements” and language indicating trends, such as “anticipated” and “expected”. Although the Offeror and D.E MASTER BLENDERS 1753 believe that the assumptions upon which their respective financial information and their respective forward-looking statements are based are reasonable, they can give no assurance that these assumptions will prove to be correct. These statements are subject to risks, uncertainties, assumptions and other important factors, many of which may be beyond the Company’s control, and could cause actual results to differ materially from those expressed or implied in these forward-looking statements. Factors that could cause actual results to differ from such statements include, but are not limited to: the occurrence of any event, change or other circumstances that could give rise to the termination of the Offer, the failure to receive, on a timely basis or otherwise, the required approvals by government or regulatory agencies, the risk that an Offer condition to the Offer may not be satisfied, the ability of D.E MASTER BLENDERS 1753 N.V. to retain and hire key personnel and maintain relationships with customers, suppliers and other business partners pending the completion of the tender offer, and other factors described in “Risk Factors” and “Forward Looking Statements” in D.E MASTER BLENDERS 1753’s Annual Report on Form 20-F for the fiscal year ended June 30, 2012 and reports on Form 6-K thereafter. Neither the Offeror nor D.E MASTER BLENDERS 1753, nor any of their advisers accepts any responsibility for any financial information contained in this press release relating to the business or operations or results or financial condition of the other or their respective groups.

#    #    #

About Joh. A. Benckiser

Joh. A. Benckiser comprises a privately-owned affiliated group of companies focused on long term investments in companies with premium brands in the Fast Moving Consumer Goods category. The JAB-group’s portfolio includes a majority stake in Coty Inc., a global leader in beauty, a majority stake in Peet’s Coffee & Tea Inc., a premier specialty coffee and tea company, a majority stake in Caribou Coffee Company, Inc., a specialty retailer of high-quality premium coffee products and a minority stake in Reckitt Benckiser Group PLC, a global leader in health, hygiene and home products. JAB also owns Labelux, a luxury leather goods company with brands such as Jimmy Choo, Bally and Belstaff. The assets of the group are overseen by its three senior partners, Peter Harf, Bart Becht and Olivier Goudet.

About Société Familiale d’Investissements S.A.

Société Familiale d’Investissements S.A. is an affiliate of Patrinvest SCA. Patrinvest SCA holds the interests of some of the Belgian founding families of Anheuser-Busch InBev, the leading global brewer and one of the world’s top five consumer products companies. Their investment philosophy is compatible with JAB’s: the family is very focused on the long term and has a wealth of experience in the branded consumer goods sector.

About BDT Capital Partners

BDT Capital Partners provides family-owned and entrepreneurially led companies with long-term capital, solutions-based advice and access to an extensive network of world-class family businesses. Based in Chicago, BDT Capital Partners is a merchant bank structured to provide advice and capital that address the unique needs of closely held businesses. Through its advisory business, BDT & Company works with family businesses to pursue their long-term strategic and financial objectives.

About Quadrant Capital Advisors, Inc.

Quadrant Capital Advisors is the exclusive investment advisor to the family of Julio Mario Santo Domingo. Similar to Patrinvest and JAB, the family has been invested for generations in the branded consumer goods sector and is today the second largest shareholder of SABMiller plc, the world’s second largest beer company.

About D.E MASTER BLENDERS 1753

D.E MASTER BLENDERS 1753 is a leading pure-play coffee and tea company that offers an extensive range of high-quality, innovative products through well-known brands such as Douwe Egberts, Senseo, L’OR, Pilão, Merrild, Moccona, Pickwick and Hornimans in both retail and out of home markets. The company holds a number of leading market positions across Europe, Brazil, Australia and Thailand and its products are sold in more than 45 countries. D.E MASTER BLENDERS 1753 generated sales of more than € 2.7 billion in fiscal year 2012 and employs around 7,500 people worldwide. For more information, please visit www.demasterblenders1753.com.